EXHIBIT 99.3



            [To be typed on Fidelity D & D Bancorp, Inc. stationary]


                                     [Date]



Dear Shareholder:

     We are pleased to inform you that Fidelity D & D Bancorp, Inc. has adopted a Dividend Reinvestment Plan. This Plan is designed to allow you to use your cash dividends to purchase shares of the company's common stock. As described in greater detail in the enclosed prospectus, if you choose to participate in the Plan, your cash dividends will automatically be used to purchase additional shares of the company's common stock. This will provide you with a convenient and economical means of acquiring additional shares of the company's common stock.

     We are providing you the enclosed prospectus in accordance with federal securities laws. The prospectus relates to 100,000 shares of the company's common stock, which were recently registered for issuance under to the Plan. We have structured the Plan to permit the purchase of shares on the open market or from the company's authorized but unissued shares. The recent registration of shares will ensure a ready supply of stock to be issued pursuant to the Plan.

     If you wish to participate in the plan, please complete the enclosed authorization form and mail it back to the company at your convenience.

     We appreciate your continued ownership of the company's common stock. Please write or telephone me with any questions that you may have.

                                      Sincerely,



                                      Michael F. Marranca,
                                      President and Chief Executive Officer